

September 12, 2013

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Corporate Income Trust, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona, 85016

> **Re: Cole Corporate Income Trust, Inc.**
> **Form 10-K**
> **Filed March 28, 2013**
> **File No. 000-54940**

Dear Mr. McAllaster:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1. For each property acquired during 2012, please tell us whether the acquisition met the definition of a significant acquisition in accordance with Rule 3-14 of Regulation S-X. To the extent the acquired property is considered significant, tell us where the financial statements required by Rule 3-14 have been filed. To the you have determined the acquisition is not significant, please provide us with your significance test. In addition, please provide us with a schedule of all property acquisitions made during 2013 including the acquisition date and the total purchase price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief